UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

 NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

 SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF

1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT

 COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Investment Company Act"), pursuant to the provisions of section 54(c) of the Investment Company Act, and in connection with such notice of withdrawal of election submits the following information:

Invent Ventures, Inc.

(Name of Registrant as Specified in its Charter)

1930 Ocean Avenue #205

Santa Monica, California 90405

(Address of principal executive offices)

(702) 943-0330

(Issuer's telephone number)

814-00720

(Commission File Number)

Invent Ventures, Inc. (the "Company") is withdrawing its election under section 54(a) of the Investment Company Act on the following basis for filing this Notification of Withdrawal:

On May 27, 2015 the Company received a signed Shareholder Majority Approval and Consent to Board Action to unelect as a BDC from four (4) Shareholders of Invent that own a combined 24,004,000 shares of the Company, equal to 60.33% of the total outstanding shares.

The Company is currently delinquent on its 2014 10-K filing and its 2015 1st Quarter 10-Q filing.  The Company intends to file its 10-K and 10-Q as soon as possible after obtaining the necessary funds to have its audit report completed.  The Company is uncertain as to its liability with regards to inabilities to make timely filings, however such liability may be significant.

As a result of the delinquent filings, deficiencies in disclosure requirements, a lack of independent directors, and an inability to afford to maintain a fidelity bond, the Company may currently be or may become non-compliant with certain of the rules and regulations governing the business and affairs, financial status, and financial reporting items required of Business Development Companies.

After careful consideration of the 1940 Act Requirements applicable to BDCs, an evaluation of the Company’s ability to operate as a going concern as an investment company, the cost of 1940 Act compliance needs, and a thorough assessment of potential alternative business models; the Board of Directors and Majority Shareholders have determined that continuation as a BDC is not in the best interest of the Company and its shareholders at the present time. A majority of the voting power of the Company's outstanding common stock, has determined by exercising their majority vote to have the Company file this Form N-54C and withdraw its election to be registered as a BDC.

The Company has determined, based on the nature of its investments that the Company is not currently required to be regulated as a BDC because it does not meet the definition of an investment company in the 1940 Act. This is due to the fact that its assets have decreased in the last 12 months. Thus, it intends to operate as a holding company rather than an investment company.

Subsequent to the filing of this Form N-54C, the Company will pursue a business model whereby it will continue to provide incubator and development services with a focus on building, operating and advising technology companies rather than making venture investments (the "New Business Model").  Specifically, the Company will continue to help customers and partners (“Clients”) to build and commercialize new technology products and help grow their business. As compensation for these services, the Company proposes to receive revenue to sustain operations and may receive shares of the Clients. The Company anticipates that the shares it receives as compensation will be assessed at par value. The Company will at all times report shares it receives as compensation on its periodic reports filed with the SEC.

In addition, the Company may acquire business entities by an exchange of shares. There can be no assurance that a merger, if any, will take place. The Company may also act as a holding company for operating businesses.

Under the New Business Model, the Company will at all times conduct its activities in such a way that it will not be deemed an "investment company" subject to regulation under the 1940 Act. Thus, it will not hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities.

SIGNATURE:

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Invent Ventures, Inc. a Nevada Corporation

By:	/s/ Bryce M. Knight
Chief Executive Officer
Dated: July 24, 2015